1095 Avenue of the Americas

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www.dechert.com

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1  212  641  5669  Direct

+1  212  698  3599  Fax

January 13, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig

Re:	DBX ETF Trust (the “Trust”)
(File Nos. 333-170122 and 811-22487)

Dear Ms. Fettig:

Thank you for your telephonic comments regarding certain filings made by the Trust with respect to the Trust and its separate series (each, a “Fund”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Trust’s future Form N-CSR filings on its behalf. Below, we describe the changes that will be made to Form N-CSR filings in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.

We note that the series and class information for the Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF and Deutsche X-trackers Regulated Utilities ETF are still listed as “active,” even though these Funds appear to be inactive. Please change the series/class designation to “inactive” for those Funds.

Response 1.	The Trust will take the appropriate steps to have those series/classes designated as inactive.

Comment 2.

As the Trust has not filed Form 17F-2 filings since October 2015, please confirm whether recent examinations have taken place. If so, please confirm whether the Trust expects to make appropriate filings.

Response 2.	The Trust has filed Form 17F-2 filings for the applicable Funds.

Comment 3.	In future filings, please include a description of the services performed for tax fees per Item 4(c) of Form N-CSR.

Response 3.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 4.	In future filings, if all services covered in Item 4(e)(2) of Form N-CSR were pre-approved, please indicate “none.”

Response 4.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 5.

Certain Funds are identified as non-diversified funds. If, for a period of three years, these non-diversified funds operate as diversified funds, these funds become de-facto diversified funds. Please identify whether any Funds identified as non-diversified have been operating as diversified Funds for a three year period.

Response 5.

The Trust has confirmed that there are no Funds identified as non-diversified that were operating as diversified Funds for the three year period as of the Funds’ fiscal year end covered by the N-CSR filing. The Trust hereby confirms that the disclosure in the N-CSR filing for the period ended May 31, 2016, accurately characterized each Fund as diversified or non-diversified. The Trust confirms that future filings will reflect disclosure regarding non-diversified funds that have been operating as diversified Funds for a three year period, to the extent applicable in the future.

Comment 6.

For any Funds which invest significantly in derivatives, please indicate whether these derivative investments materially contributed to each Fund’s performance in the Fund’s Management Discussion and Analysis (“MD&A”) Section. Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010). For the purposes of this comment, we note that currency forwards should be included in the derivatives which should be disclosed in the MD&A section.

Response 6.	The Trust will address this comment and add disclosure regarding the effect of such derivatives on (to the extent they materially contribute to) each Fund’s performance.

Comment 7.

The Average Annual Total Return Chart for the Deutsche X-trackers MSCI Germany Hedged Equity ETF discloses that the chart includes returns prior to the Fund changing its underlying index. The “growth of an assumed $10,000 investment” chart does not have a similar disclosure. If the “growth of an assumed $10,000 investment” chart covers the same time period as the Average Annual Total Return Chart, please provide a corresponding disclosure.

Response 7.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 8.

Certain funds do not appear to include a broad-based index in the “growth of an assumed $10,000 investment” chart: Deutsche X-trackers Japan JPX-Nikkei 400 Equity ETF, Deutsche X-trackers Harvest CSI 300 China A-Shares ETF, Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF and Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF. Please ensure that the chart complies with the requirements of Item 27(b)(7)(ii)(A) of Form N-1A to include for comparison returns of a broad-based securities market index.

Response 8.

The Trust respectfully submits that with regard to Deutsche X-trackers Japan JPX-Nikkei 400 Equity ETF, Deutsche X-trackers Harvest CSI 300 China A-Shares ETF and Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF, the disclosure complies with the requirements of Item 27(b)(7)(ii)(A) of Form N-1A.

The Underlying Indexes for each above listed Fund were pre-existing third-party indexes which, in the Trust’s opinion are broad representations of the securities market in which each respective Fund invests. The Trust believes that the use of each Underlying Index in the “growth of an assumed $10,000 investment” chart is consistent with the requirements of Form N-1A. In future filings, the Trust will incorporate a broad-based index in the “growth of an assumed $10,000 investment” chart for Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF.

Comment 9.

In future shareholder report filings, please refer investors to the expense ratio in the “Financial Highlights” table in such report, rather than the expense ratio disclosed in a Fund’s most recent prospectus.

Response 9.	The Trust will consider this comment and the disclosure will be revised for clarity in future filings.

Comment 10.

The Trust’s exemptive relief states that each Fund will have a tracking error of less than 5%. With respect to the Deutsche X-trackers Japan JPX-Nikkei 400 Equity ETF, the Fund underperformed the Index and disclosed a tracking error of greater than 5%. Please explain the tracking error for this Fund.

Response 10.

The Trust notes that the tracking error is caused by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen. The Underlying Index (the Nikkei Index) is only published in Japanese yen, while the Fund’s NAV is calculated in U.S. dollars. Accordingly, currency fluctuations in the exchange rate may result in increased tracking error. The Trust also notes that the risk of currency conversion leading to additional tracking error is specifically disclosed in the Fund’s prospectus. In addition, the Trust notes that the initial exemptive relief obtained by the Funds (as predecessor applicant HealthShares, Inc.) pursuant to which the Trust offers index-based ETFs notes that the Trust “expect[s] that the returns” correlate to the returns of the Fund’s underlying index by a correlation coefficient of 95% over extended periods, and does not state that each Fund will have a tracking error of less than 5%. Accordingly, the Trust respectfully submits that the tracking error received by the Fund is not inconsistent with the terms of the Trust’s exemptive relief.

Comment 11.

With respect to the “Financial Highlights” section for the Deutsche X-trackers CSI 300 China A-Shares Hedged Equity ETF, please supplementally provide information as to how the “ratio of expenses before fee waiver” and “ratio of expenses after fee waiver” were calculated. Please also supplementally explain the methodology utilized to calculate such ratios and any specific guidance that was relied upon in the calculation methodology. In future filings, please modify the footnotes to the “Financial Highlights” table to disclose that not all expenses were annualized for the period (if applicable).

Response 11.

Per e-mail correspondence with the Staff, the Trust respectfully submits that the Staff comment regarding calculation of the applicable ratios has been addressed. The Trust notes that it follows the AICPA Audit and Accounting Guide for Investment Companies (reference: ASC 946-205-50-10), and pursuant to the general industry practice of not annualizing non-reoccurring expenses, the Trust utilized a calculation methodology by which one-time expenses are not annualized. The Trust will revise the footnotes to the “Financial Highlights” table accordingly in future filings.

Comment 12.

In future filings, the “Notes to Financial Statements” should include disclosure that the financial statements have been prepared in accordance with the fund accounting and reporting requirements of investment companies (reference: ASC 946, ASU 2013-08).

Response 12.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 13.

The “Notes to Financial Statements” includes risk disclosure regarding concentration of ownership by a limited number of authorized participants. Please consider whether comparable disclosure should be included in Fund’s registration statement.

Response 13.	The Trust respectfully submits that “Market price risk” in the prospectuses for the Funds reflects such risk disclosure.

Comment 14.

With respect to Deutsche X-trackers CSI 300 China A-Shares Hedged Equity ETF, the Financial Statements disclosed an excise tax of 40 basis points. The tax policy of this Fund is to declare and distribute dividends and distributions as necessary to avoid the application of this 4% excise tax for qualification as a regulated investment company (“RIC”). Please explain why the Fund paid an excise tax.

Response 14.

The Trust respectfully submits that because the Fund launched shortly before the end of the calendar year, in the business judgment of the Fund’s investment adviser, it was not practicable to declare and distribute dividends to avoid the application of the 4% excise tax. The Trust also notes that since that time, the Fund has made the applicable distributions to qualify as a RIC and expects to continue doing so.

Comment 15.

With respect to Deutsche X-trackers Harvest CSI 300 China A-Shares ETF and Deutsche X-trackers MSCI All China Equity ETF, Note 10 of the “Notes to Financial Statements” describes the frequency of fee payments to affiliates. Please provide more detail regarding the cause of the reimbursement from the Funds’ investment adviser.

Response 15.	The Trust submits that the cause of the reimbursements to the Fund were to correct inadvertent errors in the calculation of the Fund’s net asset value, which were corrected.

Comment 16.	In future filings, please disclose information regarding the frequency of payments to related parties as required by ASC 850-10-50-1, if applicable.

Response 16.	The Trust will address this comment and the disclosure will be revised accordingly in future filings, as needed.

Comment 17.

In the securities lending disclosure, some Funds have a chart describing the remaining contractual maturity for securities lending arrangements. Please explain why this chart is only present for certain Funds, or provide appropriate disclosure in future filings (reference: ASU 2014-11).

Response 17.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 18.

With respect to the Deutsche X-trackers MSCI Eurozone Hedged Equity ETF, please consider revising the “Board considerations in approval of advisory and sub-advisory contracts” disclosure in future filings to reflect that some costs of the Fund are excluded from the unitary fee.

Response 18.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 19.

Please confirm that the information included on the Funds’ website complies with the requirements of Form N-1A, Item 11(g), which requires the Funds’ to provide premium/discount information for (a) the most recently completed calendar year, and (b) the most recently completed calendar quarters since that year (or the life of the Fund, if shorter). In addition, please add the disclosure required by Instructions 3 and 4 to Item 11(g) of Form N-1A.

Response 19.	The Funds’ website will be updated accordingly.

Comment 20.

Under “Additional information—Proxy Voting Policies and Procedures,” please revise the disclosure to state that the proxy voting results will be disclosed on the Funds’ website for the most recent 12-month period ended June 30.

Response 20.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz

Jeremy Senderowicz